UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(RULE 14d-100) Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

VENTANA MEDICAL SYSTEMS, INC.
(Name of Subject Company)

ROCKET ACQUISITION CORPORATION ROCHE HOLDING LTD
(Names of Filing Persons – Offeror)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
92276H106
(Cusip Number of Class of Securities)

Beat Kraehenmann Roche Holding Ltd Grenzacherstrasse 124 CH-4070 Basel Switzerland Telephone: +41-61-688-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Christopher Mayer Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

FAQ
26 June 2007

Why does Roche want to acquire Ventana?
The acquisition enhances Roche’s position as the world’s leading, fully-integrated personalised healthcare company. Roche has the # 1 oncology drug portfolio and is the # 1 in-vitro diagnostics company. Ventana is a world leader in tissue-based cancer diagnostic systems. Tissue-based testing serves as a key element in diagnostics and treatment in oncology and complements Roche’s leading in-vitro diagnostic technologies, platforms and systems. Ventana will provide us with a key component for realizing our diagnostics strategy of innovating through improving testing efficiency and increasing medical value to labs, hospitals, physicians and patients. Together we will drive the development and commercialisation of innovative and fully-integrated personalised healthcare solutions to patients – particularly in oncology and virology.

Why is Roche launching a tender offer to purchase Ventana rather than try to reach a negotiated transaction?
Roche has made multiple efforts to engage in meaningful discussions with Ventana’s Chairman and Board concerning a negotiated transaction. Unfortunately, Ventana has not been willing to enter discussions. As a result, Roche has decided to commence a tender offer, although we would prefer, and remain willing to discuss, a negotiated transaction agreed to by both parties. We hope that Ventana’s Chairman and Board will recognize this opportunity to deliver value to their stockholders and immediately commence discussions with us to effect a negotiated transaction.

What are the terms of the offer?
Roche will be making a tender offer to acquire all outstanding shares of common stock of Ventana for US$75.00 per share in cash, or an aggregate of US$3 billion. This offer represents a 44% premium to Ventana’s close of $51.95 on June 22, 2007 and a 55% premium to its three-month average of $48.30. The Roche proposal is a fully financed, all-cash transaction.

How did you arrive at the purchase price/consideration?
This premium recognizes the value created by Ventana to date, as well as its strong future growth potential: This combination provides Roche with entry to the fast-growing histopathology (tissue-based diagnostics) segment and is an important step in Roche’s strategy of delivering fully-integrated personalised healthcare solutions to patients.

What is your strategy going forward for the combined diagnostics business?
Recently, we announced various acquisitions including 454 Life Sciences, BioVeris and NimbleGen. All these small to mid-sized acquisitions are perfectly in line with our strategy to grow organically, combined with targeted acquisitions that fit into our business model. The combination with Ventana will provide an opportunity to leverage Roche’s diagnostics capabilities (workflow, automation and assay development)

and global market position into tissue-based diagnostics and is an important step in our strategy of delivering fully-integrated personalised healthcare solutions to patients.

What are the conditions to close?
The offer will be subject to customary conditions, including the tender of a majority of Ventana’s shares of common stock, on a fully diluted basis and Ventana’s Board taking all necessary actions to make its shareholder rights plan inapplicable to Roche’s offer. The Roche proposal is a fully financed, all-cash transaction, with no significant anticipated hurdles to completion.

What will happen to Ventana’s employees?
Roche believes Ventana has a world-class management team and employee base that will be excellent complements to Roche Diagnostics. We intend to maintain Ventana as a dedicated business within Roche Diagnostics and therefore expect very little overlap in capacities. This transaction is not driven by cost synergies, but by the strategic value of Ventana’s business and its growth potential within Roche. Roche is committed to investing and growing Ventana and the entire diagnostics business; as diagnostics is important to Roche’s overall strategy. Therefore, we see significant growth potential for Ventana as part of Roche, providing additional opportunities for employees.

What will happen to Ventana’s operations/facilities?
We intend to operate Ventana as a dedicated business within the Roche Diagnostics Division and will retain Ventana’s headquarters and operations in Tucson, Arizona.

DISCLAIMER: CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this document, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side-effects of pipeline or marketed products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage. The statement regarding earnings per share growth is not a profit forecast and should not be interpreted to mean that Roche’s earnings or earnings per share for any current or future period will necessarily match or exceed the historical published earnings or earnings per share of Roche.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
THE TENDER OFFER DESCRIBED IN THIS PRESS RELEASE HAS NOT YET COMMENCED, AND THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL VENTANA COMMON STOCK. THE SOLICITATION AND OFFER TO BUY VENTANA’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ROCHE INTENDS TO FILE PROMPTLY. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE AND RELATED MATERIALS WILL BE FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC), AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).